Exhibit 1.6

Industry Canada	Industrie Canada	COPY

Certificate of Continuance	Certificat de prorogation

Canada Business Corporations Act	Loi canadienne sur les sociétés par actions

LORUS THERAPEUTICS INC.	432523-1

Name of corporation-Dénomination de la société	Corporation number-Numéro de la société

I hereby certify that the above-named corporation was contined under section 187 of the Canada Business Corporations Act, as set out in the attached articles of continuance.	Je certifie que la société susmentionnée a été prorogée en vertu de l'article 187 de la Loi canadienne sur les sociétés par actions, tel qu'il est indiqué dans les clauses de prorogation ci-jointes.

October 1, 2005 / le 1 octobre 2005 Date of Continuance - Date de la prorogation
Richard G. Shaw Director - Directeur

Industry Canada Canada Business Corporations Act	Industrie Canada Loi canadienne sur les sociétés par actions	FORM 11 ARTICLES OF CONTINUANCE (SECTION 187)	FORMULAIRE 11 CLAUSES DE PROROGATION (ARTICLE 187)
1. Name of the Corporation – Dénomination sociale de la société LORUS THERAPEUTICS INC.		2 – Taxation Year End – Fin de l'année d'imposition 05 31
3 – The province or territory in Canada where the registred office is to be situated – La province ou le territoire au Canada où se situera le siege social PROVINCE OF ONTARIO

4 – The classes and the maximum number of shares that the corporation is authorized to issue – Catégories et le nombre maximal d'actions que is société est autorisée à émettre

UNLIMITED NUMBER OF COMMON SHARES

5 – Restrictions, if any, on share transfers – Restrictions sur le transfert des actions, s'il y a lieu NONE
6 – Number (or minimum and maximum number) of directors – Nombre (ou nombre minimal et maximal) d'administrateurs MINIMUM 3, MAXIMUM 11
7 – Restrictions, if any, on business the corporation may carry on – Limites imposes à l'activité commerciale de la société, s'il y a lieu NONE
8 – (1) if change of name effected, previous name – S'il y a changement de dénomination sociale, indiquer la denomination sociale antérieure N/A

(2) Details of incorporation – Détails de la constitution
Incorporated by amalgamation in Ontario as RML Medical Laboratories Inc. on October 28, 1991. Name changed in Ontario from RML Medical Laboratories Inc. to Imutec Corporation on August 25, 1992. Name changed in Ontario from Imutec Corporation to Imutech Pharma Inc. on November 27, 1996. Name changed in Ontario from Imutec Pharma Inc. to Lorus Therapeutics Inc. on November 19, 1998.

9 – Other provisions, if any – Autres dispositions, s'il y a lieu

The actual number of directors within the minimum and maximum number set out in paragraph 6 may be determined from time to time by resolution of the directors.

The directors may appoint one or more additional directors, who shall hold office for a term expiring not later than the close of the next annual meeting of shareholders, but the total number of directors so appointed may not exceed one third of the number of directors elected at the previous annual meeting of shareholders.

Signature	Printed Name – Nom en letters moulées	10 – Capacity of – En qualité de	11 – Tel. No. – No de tél.
416 798 1200